UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three

4221 W. Boy Scout Boulevard

Tampa, Florida 33607

Phone: (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 18 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,912(1)
	8	SHARED VOTING POWER 8,771(1)
	9	SOLE DISPOSITIVE POWER 62,912(1)
	10	SHARED DISPOSITIVE POWER 8,771(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,683 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 8,771 shares of the Issuer’s Class A common stock, no par value per share (“Class A Common Stock”) held by Protective Partners, LLC over which the reporting person has shared voting and dispositive control.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 18 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 promulgated under the Securities Exchange Act of 1934 (“Exchange Act”).

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 18 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)(3)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 486 shares of Class A Common Stock held by IRA FBO Vincent J. Dowling Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(2) The reporting person owns less than 1% of the outstanding Class A Stock.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 18 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 18 pages

1		NAME OF REPORTING PERSON Dowling Capital Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling Capital Partners V, LLC only beneficially owns shares of the Issuer’s Class B Common Stock, no par value (“Class B Stock”), which shares are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 18 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr. Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Vincent J. Dowling, Jr. Family Trust only beneficially owns shares of Class B Stock which are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 18 pages

1		NAME OF REPORTING PERSON Dowling & Partners Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling & Partners Securities, LLC only beneficially owns shares of Class B Stock which are non-voting securities.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 18 pages

1		NAME OF REPORTING PERSON Protective Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,771
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,771
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 18 pages

1		NAME OF REPORTING PERSON David P. Delaney, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,771(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,771(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,771(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 8,771 shares of Class A Common Stock held by Protective Investment Partners, LLC over which the reporting person has shared voting and dispositive control. Does not include shares of Class B Stock owned by David P. Delaney, Jr. because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 18 pages

1		NAME OF REPORTING PERSON Protective Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,771
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,771
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of September 30, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2020 (“Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”), Amendment No. 2 (“Amendment No. 2”), and Amendment No. 3 (“Amendment No. 3”) filed on April 1, 2020, April 23, 2020, and on August 18, 2020, respectively, by and on behalf of each of the Reporting Persons (as defined below), to the extent specifically set forth below. This Amendment No. 4, together with the Original Schedule 13D, Amendment No.1, Amendment No. 2, and Amendment No. 3 shall be referred to collectively as the “Schedule 13D”. Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Following the transactions described in Item 5 of this Amendment No. 4, the Reporting Persons have ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

Item 3. Source and Amount of Funds or other Considerations.

Item 3 is hereby amended and supplemented as follows:

The aggregate purchase price for the additional shares of Class A Common Stock acquired by Protective Partners covered by this Amendment No. 4, as reflected in Item 5 below, was $55,382.50, which was funded by Protective Partners from its funds on hand. The aggregate purchase price for the additional shares of Class A Common Stock acquired by Protective Investment covered by this Amendment No. 4, as reflected in Item 5 below, was $55,322.70, which was funded by Protective Investment from its funds on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Amended and Restated Contingent Sale Agreement

On February 14, 2021, the Selling Stockholders provided Notice to the Offering Parties pursuant to Section 5.1(c) of the Restated Contingent Sale Agreement (“Transaction Notice”) that the Selling Stockholders had been requested by the Company to take action with respect to an Acquisition Proposal, and that such Acquisition Proposal was an arm’s length proposal made by a Third Party which Third Party was not, and was not an Affiliate of, any of the Stockholders or the Company, and that the Stockholders believed in good faith that it would be beneficial to their interests and to the interests of the other equity owners of the Company if they chose to take actions with respect to such Acquisition Proposal that would otherwise be prohibited by Section 5.1(a)(i) through Section 5.1(a)(iv) of the Restated Contingent Sale Agreement.

Pursuant to Section 5.1(c) of the Restated Contingent Sale Agreement, under the circumstances described in the Transaction Notice, the Selling Stockholders are permitted to engage in certain of the actions that would otherwise be prohibited with respect to a specific Acquisition Proposal, provided that the Selling Stockholders provide prior notice to the Offering Parties of taking such action and reimburse the Offering Parties for 50% of their incurred expenses and provide an allowance for future estimated expenses as set forth in the Restated Contingent Sale Agreement (“Reimbursement”).

Pursuant to the Transaction Notice, the Selling Stockholders advised the Offering Parties that the Company received an acquisition proposal from a third party (“Acquirer”) and that the Selling Stockholders desired to take certain actions in connection with such acquisition of the Company that would otherwise be restricted by the Restated Contingent Sale Agreement. The Offering Parties were informed that the Acquirer had requested that the Selling Stockholders deliver certain executed documents on or before February 14, 2021. Because the Selling Stockholders were requested to execute these documents during a federal holiday weekend, the Selling Stockholders were able to furnish the required Transaction Notice prior to taking any such action, but were unable to timely pay the Reimbursement as required by the Restated Contingent Sale Agreement due to the bank holiday. The Selling Stockholders requested a waiver of, and Offering Parties agreed to waive, the timeliness requirement with respect to the payment of the Reimbursement contingent upon and so long as payment was made on the next business day following receipt by the Shareholders of certain information from the Offering Parties.

12 of 18

Due to the Transaction Notice being provided to them, the Offering Parties are no longer required to commence an Offer pursuant to the Restated Contingent Sale Agreement. Further, in the event that the proposal with the Acquirer should be consummated, the Offering Parties would be entitled to receive the Termination Fee as set forth in the Restated Contingent Sale Agreement, and the Selling Stockholders’ obligation to sell the Selling Stockholders Stock to the Offering Parties pursuant to an Alternative Sale would be cancelled and terminated so long as the Selling Stockholders timely pay both the Reimbursement and the Termination Fee to the Offering Parties.

The Reporting Persons will continue to independently evaluate and possibly acquire from time to time, in a manner consistent with applicable securities laws, additional shares of Class A Common Stock through other private purchases or in open market transactions or sell shares of Class A Common Stock held by the Reporting Persons. In addition, each of the Reporting Persons have also acquired shares of Class B Common Stock and may explore and possibly acquire additional shares of Class B Common Stock through private purchases or in open market transactions or sell shares of Class B Common Stock held by the Reporting Persons..

Each of the Reporting Persons will continue to analyze and evaluate their investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. Although there is no contract, arrangement, understanding, or relationship between the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, or Delaney relating to the voting or disposition of the reported securities, the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, and Delaney may from time to time coordinate their purchase or disposition of the Class A Common Stock and/or the Class B Common Stock. However, each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Class A Common Stock other than the Class A Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Except as otherwise provided in the Schedule 13D (as amended and supplemented), none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

13 of 18

Item 5. Interest in Securities of Issuer

Item 5 is hereby amended and supplemented as follows:

(a)       Except for purchases described in 5(c) below, the Reporting Persons have not effected any transactions in the Class A Common Stock subsequent to the filing of Amendment No. 3. The Reporting Persons own, in the aggregate, 80,940 shares of Class A Common Stock, representing approximately 3.11% of the shares of Class A Common Stock which were outstanding on September 30, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020). Vincent J. Dowling, Jr. is the beneficial owner of 71,683 shares of Class A Common Stock, representing approximately 2.8% of the shares of Class A Common Stock which were outstanding on September 30, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020). Mr. Dowling is the beneficial owner of 62,912 shares of Class A Common Stock, representing approximately 2.42% of the shares of Class A Common Stock which were outstanding on September 30, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020). Mr. Dowling also is the controlling person of Protective Partners which is the holder of record of 8,771 shares of Class A Common Stock, representing less than 1.00% of the shares of Class A Common Stock which were outstanding on September 30, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020).

David P. Delaney, Jr. is the controlling person of Protective Investment which is the holder of record of 8,771 shares of Class A Common Stock, representing less than 1.00% of the shares of Class A Common Stock which were outstanding on September 30, 2020 (as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020). The Offering Parties are parties to the Contingent Sale Agreement and Delaney directly or indirectly controls one of the Offering Parties, and each are included in this joint filing with the other Reporting Persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

(b)       Vincent J. Dowling, Jr. has the sole voting and dispositive power over 62,912 shares of Class A Common Stock beneficially owned by him. Vincent J. Dowling, Jr. and Protective Partners have the shared voting and dispositive power over 8,771 shares of Class A Common Stock held by such Reporting Persons. David P. Delaney, Jr. and Protective Investment have the shared voting and dispositive power over 8,771 shares of Class A Common Stock held by such Reporting Persons.

(c)        Except as set forth below, there have been no transactions in the Class A Common Stock by the Reporting Persons during the past sixty days.

During the past sixty days, Protective Partners effected the following purchases of Class A Common Stock in open market transactions:

Purchase Date	Amount of Shares	Price
11/5/2020	282	$15.00
11/6/2020	1,151	$15.00
11/9/2020	100	$15.00
11/10/2020	113	$15.00
11/11/2020	1	$15.00
11/12/2020	1	$15.00
11/17/2020	150	$15.00
11/18/2020	3	$15.00
12/1/2020	32	$14.75
12/4/2020	1	$14.75

12/7/2020	1	$14.75
12/9/2020	94	$14.75
12/11/2020	4	$14.75
12/17/2020	233	$14.75
12/28/2020	1,053	$14.75
12/29/2020	500	$14.727
12/30/2020	1	$14.75
1/4/2021	1	$14.75

14 of 18

 During the past sixty days, Protective Investment effected the following purchases of Class A Common Stock in open market transactions:

Purchase Date	Amount of Shares	Price
11/5/2020	282	$15.00
11/6/2020	1,150	$15.00
11/9/2020	100	$15.00
11/10/2020	114	$15.00
11/17/2020	150	$15.00
11/18/2020	3	$15.00
12/1/2020	33	$14.75
12/7/2020	1	$14.75
12/9/2020	95	$14.75
12/11/2020	5	$14.75
12/17/2020	234	$14.75
12/28/2020	1,055	$14.75
12/29/2020	498	$14.727
1/15/2021	1	$14.75

During the past sixty days, Vincent J. Dowling, Jr. effected the following sale of Class A Common Stock in an open market transaction:

Sale Date	Amount of Shares	Price
2/16/2021	73,905	$23.0003

During the past sixty days, IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account effected the following sale of Class A Common Stock in an open market transaction:

Sale Date	Amount of Shares	Price
2/16/2021	26,094	$23.0003

15 of 18

During the past sixty days, IRA FBO Vincent J. Dowling Roth Conversion Account effected the following sale of Class A Common Stock in an open market transaction:

Sale Date	Amount of Shares	Price
2/16/2021	1	$23.0003

(d)       Not Applicable.

(e)       Effective at the close of business on February 16, 2021, the Reporting Person ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

See “Item 4. Purpose of the Transaction” for a summary description of the Transaction Notice, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference to this Item 6.

Other than described in this Amendment No. 4 (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Notice dated February 14, 2021, from the Selling Stockholders to the Offering Parties.

[Signatures on Next Page]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2021	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.

Dated:	February 17, 2021	/s/ Vincent J. Dowling
Vincent J. Dowling

Dated:	February 17, 2021	/s/ David P. Delaney, Jr.
David P. Delaney, Jr.

IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.
Administrator and Beneficial Owner

IRA FBO Vincent J. Dowling Roth Conversion Account

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling
Vincent J. Dowling
Administrator and Beneficial Owner

Dowling Capital Partners V, LLC

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Vincent J. Dowling, Jr. Family Trust

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling
Vincent J. Dowling, Trustee

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Dowling & Partners Securities, LLC

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Protective Partners, LLC

Dated:	February 17, 2021	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Managing Member

Protective Investment Partners, LLC

Dated:	February 17, 2021	By:	/s/ David P. Delaney, Jr.
David P. Delaney, Jr., Manager

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